

Statement of Financial Condition

Bruce Markets LLC (formerly known as PEAK6 Trading LLC)

Year Ended December 31, 2024

With Report of Independent Auditors

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70286

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2024___ AND ENDING ___12/31/2024___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Bruce Markets LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__141 W Jackson Blvd., Ste 500_____
                                        (No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Ward	312-444-8000	jward@peak6.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__RSM US LLP_____
                    (Name – if individual, state last, first, and middle name)

30 S Wacker Dr., Ste 3300	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

9/24/2003	PCAOB #49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Andrew Tourney</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Bruce Markets LLC</u>, as of <u>12/31</u>, 2 <u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANGELA M SYLVAIN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
October 20, 2025

Notary Public

Signature:

Title:
Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bruce Markets LLC

December 31, 2024

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Managing Member of Bruce Markets LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Bruce Markets LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois
March 20, 2025

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Bruce Markets LLC

Statement of Financial Condition

December 31, 2024

Assets
Cash	$	548,617
Other Assets		140,763
Total assets	$	689,380

Liabilities and member's equity

Liabilities:
Accounts payable and other accrued liabilities	$	115,714
Payable to affiliates		41,428
Total liabilities		157,142
Member's equity		532,238
Total liabilities and member's equity	$	689,380

See accompanying notes.

Bruce Markets LLC

Notes to Statement of Financial Condition

1. Organization and Nature of Business

Bruce Markets LLC (formerly PEAK6 Trading LLC) (the Company), a Delaware limited liability company, is a wholly owned subsidiary of Bruce Markets Holdings LLC (the Parent), which is a wholly owned subsidiary of PEAK6 Group LLC (Group). Group serves primarily as a holding and management company for its operating and investment subsidiaries. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company became a broker-dealer on September 22, 2020, and has had limited operations. The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Cash

The Company considers cash to be cash in depository accounts with stable financial institutions, which have no history of defaults, nor have they had a previous issue with customer deposits and are FDIC insured. As of December 31, 2024, the Company has cash on deposit with financial institutions that exceed the federally insured (FDIC) balance by $298,617. Based on the above factors, it has been determined that there is no material current expected credit loss under Accounting Standards Update, ("ASU"), No. 2016-13, Measurement of Credit Losses on Financial Instruments – Credit Losses ("ASC 326") for any cash deposits, including those segregated under federal and other regulations.

Segment Reporting

The Company is currently not engaged in active operations. The Company has identified its chief compliance officer as the chief operating decision maker ("CODM"), who uses excess net capital (see Note 5) to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and thus the CODM manages the business activities using information of the Company as a whole.

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The statement of financial condition represents the single reportable segment's financial information for the year ended December 31, 2024.

3. Related-Party Transactions

The Company and its affiliates are parties to an intercompany expense-sharing agreement that outlines the allocation of direct and indirect costs between the entities. The Company reimburses all direct costs paid by its affiliates, which are included in the respective line items on the statement of operations. At December 31, 2024, $41,428 of amounts payable to affiliates is included in payable to affiliates on the statement of financial condition.

The Company has an agreement with a related third-party vendor which provides oversight and project management-related services. At December 31, 2024, a payable of $90,000 is included in accounts payable and other accrued liabilities on the statement of financial condition.

The Company entered into a fully disclosed clearing agreement with an affiliate during the year. At December 31, 2024 a deposit has not been made at the clearing firm and no amounts are included in the statement of financial condition.

4. Commitments and Contingencies

General Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

5. Net Capital Requirements

The Company, as a registered broker-dealer with the Securities and Exchange Commission (SEC), is subject to the net capital requirements of the SEC Uniform Net Capital Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934, administered by the SEC and FINRA. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000, as these terms are defined. On December 31, 2024, the Company had net capital of $391,475, which was $291,475 in excess of its required net capital of $100,000. On December 31, 2024, its percentage of aggregate indebtedness to net capital was 41.92%.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

6. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through the date of the statement of financial condition were available to be issued. On January 29, 2025, the Company received a capital contribution of $1,000,000 from its Parent. The contribution was made to fund the business and ensure adequate net capital was maintained.